February 19, 2021

Ms. Michelle Miller

Ms. Sharon Blume

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ORIX CORP

Form 20-F for the Fiscal Period Ending March 31, 2020

Filed June 29, 2020 File 001-14856

Dear Ms. Miller and Ms. Blume:

This letter is in response to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 5, 2021 relating to the Form 20-F for the fiscal year ending March 31, 2020 (the “2020 Form 20-F”) of ORIX Corporation (the “Company”).

The Company’s responses to the Staff’s comments are set forth below. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires.

Comment 1:

Form 20-F for the Fiscal Period Ending March 31, 2020

Market Risks

Interest Rate Risk, page 158

1.

Please tell us and disclose in future filings, the interest rate basis for your “floating” rate installment loans and long-term debt, including if you have any Libor exposure and the potential impact to your financial statements from the expected discontinuation of Libor. Also, include a risk factor concerning your Libor exposure, as appropriate.

Response to Comment 1:

We acknowledge the Staff’s comments. A portion of our assets and liabilities across businesses, including certain of our installment loans, investment in securities, short-term and long-term debt and derivative instruments, are linked to LIBOR and other interest rate benchmarks that will require transition to alternative reference rates as a result of the discontinuation of LIBOR at the end of 2021 or beyond. We have taken, and are continuing to take, steps to proactively address the impending discontinuation of LIBOR, including monitoring external developments, negotiating successor reference rates with relevant counterparties, planning for the circumstances where the transition results in a mismatch between the fallback reference rates used, particularly in the case of derivatives contracts used for hedging purposes, and evaluating the potential impact on our financial results and condition. We are also monitoring the regulatory and legislative proposals for successor reference rates and considering the accounting implications that may result from a mismatch with the successor reference rates used for related financial instruments (e.g., derivative contracts used for hedging purposes) in order to understand and minimize the impact on our business and results of operations.

Further, in response to your request, we propose the following new disclosure concerning our LIBOR exposure, to be inserted under “Item 3. Key Information—Risk Factors—5. Market Risk”:

“(4) The transition away from and discontinuation of LIBOR and other interest rate benchmarks could have a negative impact on our results of operations.

The UK Financial Conduct Authority (“FCA”), which regulates LIBOR, is expected to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. Although there have been reports that this date may be extended by 18 months, there is no guarantee that LIBOR will continued to be published beyond 2021. We are continuing to identify certain assets and liabilities linked to LIBOR and other interest rate benchmarks across our businesses that will require transition to alternative reference rates as a result.

The transition away from and discontinuation of LIBOR and other interest rate benchmarks, uncertainty as to the availability and/or suitability of alternative reference rates, and differences between LIBOR and other interest rate benchmarks and alternative reference rates may affect financial markets and market participants, including us. In response, we have taken, and are continuing to take, necessary steps to proactively address the transition, including monitoring external developments, negotiating successor reference rates with relevant counterparties, planning for the circumstances where the transition results in a mismatch with the fallback reference rates used (particularly in the case of derivatives contracts used for hedging purposes), and evaluating the potential impact on our financial results and condition. However, we remain subject to the risks that our actions to address the transition may be delayed or may not be successful, which could adversely affect our financial condition and the results of our business.”

In addition, we propose to include an updated disclosure under “Item 11. Quantitative and Qualitative Disclosures about Market Risk” as shown below:

“Item 11. Quantitative and Qualitative Disclosures about Market Risk

MARKET RISKS

Our primary market risk exposures are interest rate risk, exchange rate risk and risk of market prices in stocks. We enter into derivative transactions to hedge interest rate risk and exchange rate risk. Our risk management for market risk exposure and derivative transactions is described under “Item 5. Operating and Financial Review and Prospects—Risk Management.”

The following quantitative information about the market risk of our financial instruments does not include information about financial instruments to which the requirements under ASC 825 (“Financial Instruments”) do not apply, such as net investment in leases, investment in operating leases, and insurance contracts. As a result, the following information does not present all the risks of our financial instruments. We omitted the disclosure of financial instruments for trading purposes because the amount is immaterial.

Interest Rate Risk

Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Our floating rate assets and liabilities utilize various reference rates to determine interest amounts receivable or payable thereunder, including U.S. dollar and Japanese yen LIBOR, TIBOR and prime rates. Movements in market interest rates affect gains and losses in those assets and liabilities. Accordingly, we endeavor to reduce interest rate risk through techniques such as funding interest rate bearing assets through liabilities with similar interest rate characteristics, e.g., financing floating-rate assets with floating-rate liabilities and financing fixed-rate assets with fixed-rate liabilities.

We manage assets and liabilities through various methods including conducting gains and losses impact analysis and balance sheet fair value analysis when market interest rates fluctuate, constructing balance sheets for fixed rate assets and liabilities, and those for floating rate, testing interest rate sensitivities.

The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed.

The average interest rates of financial instruments as of March 31, 2020 were: 3.6% for installment loans; 1.7% for investment in securities (floating and fixed rate); 1.6% for long- and short-term debt; and 0.3% for deposits. As of March 31, 2020, the average payment rate of interest rate swaps was 2.1% and the average receipt rate was (0.1%). The average interest rates of financial instruments as of March 31, 2019 were: 4.1% for installment loans; 2.0% for investment in securities (floating and fixed rate); 1.7% for long- and short-term debt; and 0.2% for deposits. As of March 31, 2019, the average payment rate of interest rate swaps was 1.8% and the average receipt rate was 0.1%. As of March 31, 2020, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2019. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.”

Comment 2:

Note. 3. Acquisitions and Divestitures, page F-43

2.

We note you acquired subsidiaries in each of the last three years, in certain instances recognizing goodwill and in others, bargain purchase gains. Please tell us and disclose in future filings, your accounting policy for business combinations. Refer to ASC 805.

Response to Comment 2:

ORIX’s accounting policy with respect to business combinations is explained in the notes to the consolidated financial statements included in the 2020 Form 20-F. Specifically, the policy is disclosed in the first paragraph of Note 1. Significant Accounting and Reporting Policies – (x) Goodwill and other intangible assets” (copied below for reference). For future filings, we will consider making the discussion of our accounting policies for business combination transactions more prominent, such as by adding a heading.

“The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.”

Comment 3:

Note 26. Life Insurance Operations, page F-113

3.	Please provide the disclosures required by ASC 944-80-50 in your future filings. Alternatively, tell us why they do not apply to your variable annuity and variable life insurance activities.

Response to Comment 3:

In July 2014, ORIX acquired Hartford Life Insurance K.K. (“HLIKK”) (presently ORIX Life Insurance Corporation), which included a portfolio of legacy investment-type insurance contracts, including certain variable annuity and variable life insurance products. At the time of ORIX’s acquisition of the insurance contracts held by HLIKK, ORIX reviewed whether those insurance contracts satisfied each of the four criteria described in ASC 944-80-25-2 in order to be treated as separate account agreements. When the separate account agreement does not meet each of the four criteria, the assets and liabilities associated with the separate account agreement should be recorded in the applicable assets and liabilities on the consolidated balance sheet.

As a result of that review, ORIX determined those insurance contracts did not satisfy the requirements of Item b in ASC 944-80-25-2 since the contract holders are subject to insurer default risk to the extent of the assets held in the separate account agreement in Japan. As a result, ORIX concluded that those insurance contracts did not qualify as separate account agreements and therefore recorded the assets and liabilities associated with those contracts in relevant accounts within its consolidated financial statements. As ASC 944-80-50 specifies the disclosure requirements for separate account agreements meeting all of the criteria of ASC 944-80-25-2, which was not the case with respect to the insurance contracts acquired in the HLIKK transaction, ORIX omitted such disclosure from its 2020 Form 20-F (see “Note 1. Significant Accounting and Reporting Policies – (f) Insurance and reinsurance transactions”).

* * * * *

If you have any questions about this response letter or any further comments on ORIX’s 2020 Form 20-F, please do not hesitate to contact Hitomaro Yano of ORIX Corporation in Tokyo (Tel: +81-3-3435- 3100; Fax: +81-3-3435-3015) or Jon Gray or Christopher Kodama of Davis Polk & Wardwell LLP in Tokyo (Tel: +81-3-5561-4430; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Hitomaro Yano

Hitomaro Yano

Executive Officer and Head of Treasury and Accounting

ORIX Corporation

cc:	Yutaka Terasawa

KPMG AZSA & Co.

Jon Gray, Esq.

Christopher Kodama, Esq.

Davis Polk & Wardwell LLP